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Filed Pursuant to Rule 433
Issuer Free Writing Prospectus dated January 28, 2015
Relating to Preliminary Prospectus dated January 20, 2015
Registration Statement No. 333-201271

        On January 28, 2015, Shake Shack Inc. filed Amendment No. 2 ("Amendment No. 2") to its Registration Statement on Form S-1 (File No. 333-201271) with the Securities and Exchange Commission to update and supplement certain information that had been provided in its preliminary prospectus dated January 20, 2015 (the "Preliminary Prospectus") relating to its initial public offering of shares of Class A common stock.

        Amendment No. 2 primarily includes revisions to reflect an increased estimated offering price of $17.00 to $19.00 per share. There is no change to the number of shares of Class A common stock offered by us. In addition, there is no change to the aggregate number of shares of Class A common stock and Class B common stock to be outstanding after this offering or the voting power to be held by purchasers in this offering. A copy of Amendment No. 2 can be accessed through the following link: http://www.sec.gov/Archives/edgar/data/1620533/000104746915000453/a2222864zs-1a.htm

        This free writing prospectus relates only to the securities described below and should be read together with the Preliminary Prospectus. The following information supplements and updates the information contained in the Preliminary Prospectus.

Estimated initial public offering price per share	$17.00 to $19.00 per share. This represents an increase from the estimated offering price of $14.00 to $16.00 indicated in the Preliminary Prospectus.
Class A common stock to be issued to the Former SSE Equity Owners and the Former UAR Plan Participants	6,236,560 shares.
Class A common stock to be outstanding after this offering	11,236,560 shares (or 11,986,560 shares if the underwriters exercise in full their option to purchase additional shares of Class A common stock).
Class B common stock to be outstanding after this offering	24,263,440 shares, all of which will be owned by the Continuing SSE Equity Owners.
Use of proceeds

We estimate that the net proceeds to us from this offering, after deducting underwriting discounts, but before estimated offering expenses, will be approximately $83.7 million (or approximately $96.3 million if the underwriters exercise in full their option to purchase additional shares of Class A common stock), assuming the shares are offered at $18.00 per share (the midpoint of the price range listed on the cover page of this prospectus).

We intend to use the net proceeds that we receive from this offering to purchase 5,000,000 newly-issued LLC Interests from SSE Holdings at a purchase price per interest equal to the initial public offering price per share of Class A common stock.

We intend to cause SSE Holdings to use such proceeds as follows: (i) to pay fees and expenses of approximately $3.0 million in connection with this offering and the Transactions, (ii) to repay the outstanding borrowings under our Revolving Credit Facility of approximately $36.0 million, including approximately $21.9 million of borrowings used to pay the distribution to certain of the Original SSE Equity
Owners, and (iii) approximately $44.7 million to pay the additional distribution described below and for general corporate purposes, including opening new Shacks and renovating existing Shacks. To the extent the gross proceeds of this offering exceed $80.0 million (including as a result of the exercise by the underwriters of their option to purchase additional shares of Class A common stock), we will pay an additional distribution to certain of the Original SSE Equity Owners in an amount equal to the product of (A) the increase in the gross proceeds and (B) 0.273, and the balance of such additional net proceeds will be used for general corporate purposes, including opening new Shacks and renovating existing Shacks. See "Use of Proceeds."

New York Stock Exchange Symbol	Our Class A common stock has been approved for listing on the New York Stock Exchange under the symbol "SHAK."
Capitalization	See attached Annex I
Dilution	See attached Annex II
Unaudited Pro Forma Consolidated Financial Information	See attached Annex III
Principal Stockholders	See attached Annex IV

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC web site at www.sec.gov. Copies of the preliminary prospectus relating to the offering may be obtained from J.P. Morgan Securities LLC, c/o Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, NY 11717, or by calling toll-free at (866) 803-9204; or Morgan Stanley & Co. LLC, 180 Varick Street, 2nd Floor, New York, NY 10014, Attention: Prospectus Department.

 ANNEX I

CAPITALIZATION

        The following table sets forth the cash and capitalization as of September 24, 2014, as follows:

  •
  of SSE Holdings and its subsidiaries on an actual basis;

  •
  of SSE Holdings and its subsidiaries on a pro forma basis to give effect to the incurrence of approximately $21.9 million of borrowings under the Revolving Credit Facility and the payment of the distribution in the same amount to certain of the Original SSE Equity Owners on December 30, 2014; and

  •
  of Shake Shack and its subsidiaries on a pro forma basis to give effect to the Transactions, including our issuance and sale of shares of Class A common stock in this offering at an assumed initial public offering price of $18.00 per share, the midpoint of the price range listed on the cover page of this prospectus, after (i) deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us and (ii) the application of the proceeds from the offering, each as described under "Use of Proceeds."

        For more information, please see "The Transactions," "Use of Proceeds" and "Unaudited Pro Forma Consolidated Financial Information" elsewhere in this prospectus. You should read this information in conjunction with our consolidated financial statements and the related notes appearing at the end of this prospectus and the "Management's Discussion and Analysis of Financial Condition and Results of Operations" section and other financial information contained in this prospectus.

	As of September 24, 2014
(in thousands, except share and per share data)	Historical SSE Holdings, LLC	Pro Forma SSE Holdings, LLC(4)	Pro Forma Shake Shack Inc.(5)
Cash	$6,107	$6,107	$59,980	(1)

Indebtedness:
Revolving Credit Facility(2)	$5,000	$26,851	$—
Promissory note	313	313	313

Total indebtedness	5,313	27,164	313
Total equity:
Members' equity	35,837	13,986	—
Class A common stock, par value $0.001 per share; no shares authorized, issued and outstanding, actual; 200,000,000 shares authorized, 11,236,560 issued and outstanding, pro forma	—	—	11
Class B common stock, par value $0.001 per share; no shares authorized, issued and outstanding, actual; 35,000,000 shares authorized, 24,263,440 issued and outstanding, pro forma	—	—	24
Additional paid-in capital	—	—	39,062
Accumulated deficit	—	—	(10,126)

Total members' equity/stockholders' equity	35,837	13,986	28,971

Noncontrolling interest(3)	—	—	62,421

Total capitalization	$41,150	$41,150	$91,705

(1)
Does not reflect the additional distribution that SSE Holdings will pay to certain of the Original SSE Equity Owners from the anticipated gross proceeds of this offering. The additional distribution will be approximately $2.7 million (or $6.4 million if the underwriters exercise their option to purchase additional shares of Class A common stock in full), assuming the shares are offered at $18.00 per share (the midpoint of the price range listed on the cover page of the prospectus). See "Use of Proceeds."

(2)
On December 28, 2014, SSE Holdings entered into an amendment to the Revolving Credit Facility, which, among other things, increased the total commitment amount to $50.0 million. As of January 27, 2015, we had availability of $13.9 million under the Revolving Credit Facility, after giving effect to $0.1 million of outstanding letters of credit. The Revolving Credit Facility will be amended in connection with this offering (the "New Credit Facility"). SSE Holdings will enter into the New Credit Facility concurrently with the consummation of this offering. See "Description of Indebtedness."

(3)
On a pro forma basis, includes the LLC Interests not owned by us, which represents 68.3% of SSE Holdings, LLC's outstanding common equity. The Continuing SSE Equity Owners will hold the noncontrolling interest in SSE Holdings, LLC. Shake Shack Inc. will hold 31.7% of the economic interests in SSE Holdings, LLC and the Continuing SSE Equity Owners will hold 68.3% of the economic interests in SSE Holdings, LLC.

(4)
The pro forma data in this column gives effect to the payment of the $21.9 million distribution paid on December 30, 2014 to certain of the Original SSE Equity Owners and the related borrowings under the Revolving Credit Facility used to fund the distribution as if such distribution was declared and paid on September 24, 2014. See Note 2 to the unaudited pro forma consolidated balance sheet as of September 24, 2014 in "Unaudited Pro Forma Consolidated Financial Information."

(5)
A $1.00 increase (decrease) in the assumed initial public offering price of $18.00 per share, which is the midpoint of the price range listed on the cover page of this prospectus, would increase (decrease) the pro forma amount of each of cash, additional paid-in capital, total stockholders' equity and total capitalization by approximately $4.7 million, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

  The table above does not include (i) 5,922,421 shares of Class A common stock reserved for issuance under our 2015 Incentive Award Plan (as described in "Executive Compensation—New Employment Agreements and Incentive Plans"), consisting of (x) 2,676,102 shares of Class A common stock issuable upon exercise of options to purchase shares of Class A common stock granted on the date of this prospectus to our directors and certain employees, including the named executive officers, in connection with this offering as described in "Executive Compensation—Director Compensation" and "Executive Compensation—New Equity Awards," and (y) 3,246,319 additional shares of Class A common stock reserved for future issuance and (ii) 24,263,440 shares of Class A common stock issuable to the Continuing SSE Equity Owners upon redemption or exchange of their LLC Interests as described in "Certain Relationships and Related Party Transactions—SSE Holdings LLC Agreement." The table assumes no exercise by the underwriters of their option to purchase additional shares of Class A common stock.

 ANNEX II

DILUTION

        The Continuing SSE Equity Owners will maintain their LLC Interests in SSE Holdings after the Transactions. Because the Continuing SSE Equity Owners do not own any Class A common stock or have any right to receive distributions from Shake Shack, we have presented dilution in pro forma net tangible book value per share after this offering assuming that all of the holders of LLC Interests (other than Shake Shack) had their LLC Interests redeemed or exchanged for newly-issued shares of Class A common stock on a one-for-one basis (rather than for cash) and the cancellation for no consideration of all of their shares of Class B common stock (which are not entitled to receive distributions or dividends, whether cash or stock from Shake Shack) in order to more meaningfully present the dilutive impact on the investors in this offering. We refer to the assumed redemption or exchange of all LLC Interests for shares of Class A common stock as described in the previous sentence as the "Assumed Redemption."

        Dilution is the amount by which the offering price paid by the purchasers of the Class A common stock in this offering exceeds the pro forma net tangible book value per share of Class A common stock after the offering. SSE Holdings' net tangible book value as of September 24, 2014 was $35.8 million. Net tangible book value per share is determined at any date by subtracting our total liabilities from the total book value of our tangible assets and dividing the difference by the number of shares of Class A common stock deemed to be outstanding at that date.

        If you invest in our Class A common stock in this offering, your ownership interest will be immediately diluted to the extent of the difference between the initial public offering price per share and the pro forma net tangible book value per share of our Class A common stock after this offering.

        Pro forma net tangible book value per share is determined at any date by subtracting our total liabilities from the total book value of our tangible assets and dividing the difference by the number of shares of Class A common stock, after giving effect to the Transactions, including this offering, and the Assumed Redemption. Our pro forma net tangible book value as of September 24, 2014 would have been approximately $91.4 million, or $2.57 per share of Class A common stock. This amount represents an immediate increase in pro forma net tangible book value of $2.27 per share to our existing stockholders and an immediate dilution in pro forma net tangible book value of approximately $15.43 per share to new investors purchasing shares of Class A common stock in this offering. We determine dilution by subtracting the pro forma net tangible book value per share after this offering from the amount of cash that a new investor paid for a share of Class A common stock. The following table illustrates this dilution:

Assumed initial public offering price per share		$18.00
Pro forma net tangible book value per share as of September 24, 2014 before this offering(1)	$0.30
Increase per share attributable to investors in this offering	2.27

Pro forma net tangible book value per share after this offering		2.57

Dilution per share to new Class A common stock investors		$15.43

(1)
The computation of pro forma net tangible book value per share as of September 24, 2014 before this offering is set forth below:

(in thousands, except per share data)
Numerator
Book value of tangible assets	$65,561
Less: total liabilities	(54,869)

Pro forma net tangible book value(a)	$10,692

Denominator
Shares of Class A common stock to be outstanding after this offering	11,237
Assumed Redemption	24,263

Total	35,500

Pro forma net tangible book value per share	$0.30

(a)
Gives pro forma effect to the Transactions (other than this offering) and the Assumed Redemption.

        A $1.00 increase (decrease) in the assumed initial public offering price of $18.00 per share, which is the midpoint of the price range listed on the cover page of this prospectus, would increase (decrease) the pro forma net tangible book value per share after this offering by approximately $0.14, and dilution in pro forma net tangible book value per share to new investors by approximately $0.86, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

        If the underwriters exercise their option to purchase additional shares of our Class A common stock in full in this offering, the pro forma net tangible book value after the offering would be $2.87 per share, the increase in pro forma net tangible book value per share to existing stockholders would be $2.57 and the dilution per share to new investors would be $15.13 per share, in each case assuming an initial public offering price of $18.00 per share, which is the midpoint of the price range listed on the cover page of this prospectus.

        The following table summarizes, as of September 24, 2014 after giving effect to this offering, the differences between the Original SSE Equity Owners and the Former UAR Plan Participants and new investors in this offering with regard to:

  •
  the number of shares of Class A common stock purchased from us by investors in this offering and the number of shares issued to the Original SSE Equity Owners and the Former UAR Plan Participants after giving effect to the Assumed Redemption,

  •
  the total consideration paid to us in cash by investors purchasing shares of Class A common stock in this offering and by the Original SSE Equity Owners and the Former UAR Plan Participants including historical cash contributions, and

  •
  the average price per share of Class A common stock that such Original SSE Equity Owners and Former UAR Plan Participants and new investors paid.

        The calculation below is based on an assumed initial public offering price of $18.00 per share, which is the midpoint of the price range listed on the cover page of this prospectus, before deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

	Shares purchased		Total consideration
					Average price per share
	Number	Percent	Amount	Percent
Original SSE Equity Owners	30,157,715	84.9%	$11,574,817	11.4%	$0.38
Former UAR Plan Participants	342,285	1.0	—	—	—
New investors	5,000,000	14.1	90,000,000	88.6	18.00

Total	35,500,000	100.0%	$101,574,817	100.0%	$2.86

        Each $1.00 increase (decrease) in the assumed initial public offering price of $18.00 per share would increase (decrease) the total consideration paid by new investors and the total consideration paid by all shareholders by $4.7 million, assuming the number of shares offered by us remains the same and after deducting estimated underwriting discounts and commissions but before estimated offering expenses.

        Except as otherwise indicated, the discussion and the tables above assume no exercise of the underwriters' option to purchase additional shares of Class A common stock. In addition, the discussion and tables above exclude shares of Class B common stock, because holders of the Class B common stock are not entitled to distributions or dividends, whether cash or stock, from Shake Shack. The number of shares of our Class A common stock outstanding after this offering as shown in the tables above is based on the number of shares outstanding as of September 24, 2014, after giving effect to the Transactions and the Assumed Redemption, and excludes 5,922,421 shares of Class A common stock reserved for issuance under our 2015 Incentive Award Plan (as described in "Executive Compensation—New Employment Agreements and Incentive Plans"), consisting of (i) 2,676,102 shares of Class A common stock issuable upon the exercise of options to purchase shares of Class A common stock granted on the date of this prospectus to our directors and certain employees, including the named executive officers, in connection with this offering as described in "Executive Compensation—Director Compensation" and "Executive Compensation—New Equity Awards," and (ii) 3,246,319 additional shares of Class A common stock reserved for future issuance. To the extent all of such outstanding options had been exercised as of September 24, 2014 the pro forma net tangible book value per share after this offering would be $3.66, and total dilution per share to new investors would be $14.34.

        If the underwriters exercise their option to purchase additional shares of Class A common stock in full:

  •
  the percentage of shares of Class A common stock held by Original SSE Equity Owners and Former UAR Plan Participants will decrease to approximately 84.1% of the total number of shares of our Class A common stock outstanding after this offering; and

  •
  the number of shares held by new investors will increase to 5,750,000, or approximately 15.9% of the total number of shares of our Class A common stock outstanding after this offering.

 ANNEX III

UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL INFORMATION

        The following unaudited pro forma consolidated statement of operations for the year ended December 25, 2013 and the thirty-nine weeks ended September 24, 2014 give effect to the Transactions, including this offering, as if the same had occurred on December 27, 2012. The unaudited pro forma consolidated balance sheet as of September 24, 2014 gives effect to the Transactions, including this offering, as if the same had occurred on September 24, 2014.

        We have derived the unaudited pro forma consolidated statement of operations for the year ended December 25, 2013 from the audited consolidated financial statements of SSE Holdings, LLC and its subsidiaries as of and for the year ended December 25, 2013 set forth elsewhere in this prospectus. We have derived the unaudited pro forma consolidated statement of operations for the thirty-nine weeks ended September 24, 2014 and the unaudited pro forma consolidated balance sheet as of September 24, 2014 from the unaudited condensed consolidated financial statements of SSE Holdings, LLC and its subsidiaries as of and for the thirty-nine weeks ended September 24, 2014 set forth elsewhere in this prospectus. The pro forma financial information is qualified in its entirety by reference to, and should be read in conjunction with, "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our consolidated financial statements and the related notes included elsewhere in this prospectus.

        The pro forma adjustments related to the Transactions other than this offering, which we refer to as the Transaction Adjustments, are described in the notes to the unaudited pro forma consolidated financial information, and principally include the following:

  •
  the payment of the $21.9 million distribution on December 30, 2014 to certain of the Original SSE Equity Owners, which was funded with borrowings under the Revolving Credit Facility;

  •
  the amendment and restatement of the SSE Holdings LLC Agreement to, among other things, (i) provide for LLC Interests that will be the single class of common membership interests in SSE Holdings, (ii) exchange all of the Original SSE Equity Owners' existing membership interests in SSE Holdings for LLC Interests and (iii) appoint Shake Shack as the sole managing member of SSE Holdings;

  •
  the amendment and restatement of Shake Shack's certificate of incorporation to, among other things, (i) provide for Class A common stock and Class B common stock and (ii) issue shares of Class B common stock to the Continuing SSE Equity Owners, on a one-to-one basis with the number of LLC Interests they own, for nominal consideration;

  •
  the exchange by the Former SSE Equity Owners of their LLC Interests for 5,894,275 shares of Class A common stock on a one-to-one basis;

  •
  the receipt by the Former UAR Plan Participants of 342,285 shares of Class A common stock in settlement of their awards under the UAR Plan, net of employee withholding taxes (and the receipt by Shake Shack of a corresponding number of LLC Interests from SSE Holdings); and

  •
  a provision for federal and state income taxes of Shake Shack as a taxable corporation at an effective rate of 13.5% and 13.3% for the fiscal year ended December 25, 2013 and the thirty-nine weeks ended September 24, 2014, respectively.

        The pro forma adjustments related to this offering, which we refer to as the Offering Adjustments, are described in the notes to the unaudited pro forma consolidated financial information, and principally include the following:

  •
  the issuance of shares of our Class A common stock to the purchasers in this offering in exchange for net proceeds of approximately $83.7 million, assuming that the shares are offered at $18.00 per share (the midpoint of the price range listed on the cover page of this prospectus), after deducting underwriting discounts and commissions but before offering expenses;

  •
  the application of all of the net proceeds from this offering to acquire newly-issued LLC Interests from SSE Holdings at a purchase price per interest equal to the initial public offering price of Class A common stock;

  •
  the application by SSE Holdings of the proceeds from the sale of LLC Interests to Shake Shack (i) to pay fees and expenses of approximately $3.0 million in connection with this offering and (ii) to repay the outstanding borrowings under our Revolving Credit Facility of approximately $26.9 million as of September 24, 2014, including approximately $21.9 million of borrowings used to pay the distribution to certain of the Original SSE Equity Owners; and

  •
  the grant of options to purchase shares of Class A common stock under our 2015 Incentive Award Plan in connection with this offering.

        Except as otherwise indicated, the unaudited pro forma consolidated financial information presented assumes no exercise by the underwriters of their option to purchase additional shares of Class A common stock from us.

        As described in greater detail under "Certain Relationships and Related Party Transactions—Tax Receivable Agreement," in connection with the closing of this offering, we will enter into the Tax Receivable Agreement with the Continuing SSE Equity Owners that will provide for the payment by Shake Shack to the Continuing SSE Equity Owners of 85% of the amount of tax benefits, if any, that Shake Shack actually realizes as a result of (i) increases in the tax basis of assets of SSE Holdings resulting from any redemptions or exchanges of LLC Interests as described under "Certain Relationships and Related Party Transactions—SSE Holdings LLC Agreement—LLC Interest Redemption Right" or any prior sales of interests in SSE Holdings and (ii) certain other tax benefits related to our making payments under the Tax Receivable Agreement. Due to the uncertainty in the amount and timing of future exchanges of LLC Interests by the Continuing SSE Equity Owners, the unaudited pro forma consolidated financial information assumes that no exchanges of LLC Interests have occurred and therefore no increases in tax basis in SSE Holdings' assets or other tax benefits that may be realized thereunder have been assumed in the unaudited pro forma consolidated financial information. However, if all of the Continuing SSE Equity Owners were to exchange their LLC Interests, we would recognize a deferred tax asset of approximately $254.3 million and a liability of approximately $216.1 million, assuming (i) all exchanges occurred on the same day; (ii) a price of $18.00 per share (the midpoint of the price range listed on the cover page of this prospectus); (iii) a constant corporate tax rate of 41.0%; (iv) we will have sufficient taxable income to fully utilize the tax benefits; and (v) no material changes in tax law. For each 5% increase (decrease) in the amount of LLC Interests exchanged by the Continuing SSE Equity Owners, our deferred tax asset would increase (decrease) by approximately $12.7 million and the related liability would increase (decrease) by approximately $10.8 million, assuming that the price per share and corporate tax rate remain the same. For each $1.00 increase (decrease) in the assumed share price of $18.00 per share, our deferred tax asset would increase (decrease) by approximately $15.3 million and the related liability would increase (decrease) by approximately $13.0 million, assuming that the number of LLC Interests exchanged by the Continuing SSE Equity Owners and the corporate tax rate remain the same. These amounts are estimates and have been prepared for informational purposes only. The actual amount of deferred tax assets and related liabilities that we will recognize will differ based on, among other things, the timing of the exchanges, the price of our shares of Class A common stock at the time of the exchange, and the tax rates then in effect.

        As a public company, we will be implementing additional procedures and processes for the purpose of addressing the standards and requirements applicable to public companies. We expect to incur additional annual expenses related to these steps and, among other things, additional directors' and officers' liability insurance, director fees, reporting requirements of the SEC, transfer agent fees, hiring additional accounting, legal and administrative personnel, increased auditing and legal fees and similar expenses. We have not included any pro forma adjustments relating to these costs.

        The pro forma adjustments are based upon available information and methodologies that are factually supportable and directly related to the Transactions, including this offering. The unaudited pro forma consolidated financial information includes various estimates which are subject to material change and may not be indicative of what our operations or financial position would have been had the Transactions, including this offering, taken place on the dates indicated, or that may be expected to occur in the future. For further discussion of these matters, see "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the historical consolidated financial statements and related notes included elsewhere in this prospectus.

 Shake Shack Inc. and Subsidiaries
Unaudited Pro Forma Consolidated Balance Sheet as of September 24, 2014

(in thousands)	Historical SSE Holdings, LLC(1)	Distribution Adjustments		Pro Forma SSE Holdings, LLC	Transaction Adjustments		As Adjusted Before Offering	Offering Adjustments		Pro Forma Shake Shack Inc.
Assets
Cash	$6,107	$—		$6,107	$24	(6)	$6,131	$53,849	(3)(4)	$59,980
Accounts receivable	2,313	—		2,313	—		2,313	—		2,313
Inventories	357	—		357	—		357	—		357
Prepaid expenses	311	—		311	—		311	—		311

Total current assets	9,088	—		9,088	24		9,112	53,849		62,961
Property and equipment, net	53,041	—		53,041	—		53,041	—		53,041
Deferred financing costs	432	—		432	—		432	—		432
Security deposits	970	—		970	—		970	—		970
Deferred tax asset	67	—		67	—		67	—		67
Other assets	1,939	—		1,939	—		1,939	(818	)(4)	1,121

Total assets	$65,537	$—		$65,537	$24		$65,561	$53,031		$118,592

Liabilities and Members'/Stockholders' Equity
Short-term debt	$5,000	$21,851	(2)	$26,851	$—		$26,851	$(26,851	)(2)	$—
Accounts payable	3,493	—		3,493	—		3,493	—		3,493
Accrued expenses	3,556	—		3,556	—		3,556	(818	)(4)	2,738
Accrued wages and related liabilities	1,947	—		1,947	3,318	(7)	5,265	—		5,265
Sales tax payable	383	—		383	—		383	—		383
Due to affiliates	359	—		359	—		359	—		359
Deferred revenue	517	—		517	—		517	—		517

Total current liabilities	15,255	21,851		37,106	3,318		40,424	(27,669)		12,755
Deferred revenue, net of current portion	1,500	—		1,500	—		1,500	—		1,500
Long-term debt	313	—		313	—		313	—		313
Deferred compensation	2,119	—		2,119	—		2,119	—		2,119
Deferred rent	10,482	—		10,482	—		10,482	—		10,482
Other long-term liabilities	31	—		31	—		31	—		31

Total liabilities	29,700	21,851		51,551	3,318		54,869	(27,669)		27,200
Commitments and contingencies
Members'/Stockholders' Equity
Members' equity	35,837	(21,851)	(2)	13,986	(13,986	)(6)	—	—	(5)	—
Class A common stock	—	—		—	6	(7)	6	5	(3)	11
Class B common stock	—	—		—	24	(6)	24	—		24
Additional paid-in capital	—	—		—	13,485	(7)	13,485	25,577	(3)(4)	39,062
Accumulated deficit	—	—		—	(10,126)	(7)	(10,126)	—		(10,126)

Members' equity/stockholders' equity attributable to Shake Shack Inc.	35,837	(21,851)		13,986	(10,597	)(5)	3,389	25,582		28,971
Non-controlling interest	—	—		—	7,303		7,303	55,118	(5)	62,421

Total liabilities and members'/stockholders' equity	$65,537	$—		$65,537	$24		$65,561	$53,031		$118,592

See accompanying Notes to Unaudited Pro Forma Consolidated Balance Sheet.

 Shake Shack Inc. and Subsidiaries
Notes to Unaudited Pro Forma Consolidated Balance Sheet

(1)
Shake Shack Inc. was formed on September 23, 2014 and will have no material assets or results of operations until the completion of this offering and therefore its historical financial position is not shown in a separate column in this unaudited pro forma consolidated balance sheet.

(2)
On December 30, 2014, SSE Holdings made a distribution in the amount of approximately $21.9 million to certain of the Original SSE Equity Owners. The distribution was financed with borrowings under our Revolving Credit Facility, which will be repaid with a portion of the proceeds from this offering. This adjustment represents the recognition of the distribution and the related borrowings under our Revolving Credit Facility as if the distribution was declared and paid on September 24, 2014. It does not include the additional distributions to be paid from the anticipated gross proceeds or any additional distribution in the event the underwriters exercise their option to purchase additional shares of Class A common stock. If the underwriters exercise their option to purchase additional shares of Class A common stock, we will pay an additional distribution and members' equity would decrease by $6.4 million. Such additional distribution, if any, would be paid subsequent to the closing with a portion of the proceeds from this offering.

(3)
We estimate that the net proceeds to us from this offering, after deducting underwriting discounts and commissions but before estimated offering expenses, will be approximately $83.7 million, based on an assumed initial public offering price of $18.00 per share, which is the midpoint of the price range listed on the cover page of this prospectus. This amount has been determined based on the assumption that the underwriters' option to purchase additional shares of our Class A common stock is not exercised. A reconciliation of the gross proceeds from this offering to the net cash proceeds is set forth below.

Assumed initial public offering price per share	$18.00
Shares of Class A common stock issued in this offering	5,000,000

Gross proceeds	$90,000,000
Less: underwriting discounts and commissions	(6,300,000)
Less: offering expenses (including amounts previously deferred)	(3,000,000)

Net cash proceeds	$80,700,000

(4)
We are deferring certain costs associated with this offering, including certain legal, accounting and other related expenses, which have been recorded in other assets on our consolidated balance sheet. Upon completion of this offering, these deferred costs will be charged against the proceeds from this offering with a corresponding reduction to additional paid-in capital.

(5)
Upon completion of the Transactions, we will become the sole managing member of SSE Holdings. Although we will have a minority economic interest in SSE Holdings, we will have the sole voting interest in, and control the management of, SSE Holdings. As a result, we will consolidate the financial results of SSE Holdings and will report a non-controlling interest related to the LLC Interests held by the Continuing SSE Equity Owners on our consolidated balance sheet. The computation of the non-controlling interest following the consummation of this offering, based on the assumed initial public offering price, is as follows:

	Units	Percentage
Interest in SSE Holdings held by Shake Shack Inc.	11,236,560	31.7%
Non-controlling interest in SSE Holdings held by Continuing SSE Equity Owners	24,263,440	68.3%

	35,500,000	100.0%

  If the underwriters were to exercise their option to purchase additional shares of our Class A common stock, Shake Shack Inc. would own 33.1% of the economic interest of SSE Holdings and the Continuing SSE Equity Owners would own the remaining 66.9% of the economic interest of SSE Holdings.

  Following the consummation of this offering, the LLC Interests held by the Continuing SSE Equity Owners, representing the non-controlling interest, will be redeemable at the election of the members, for, at our option, shares of Class A common stock on a one-for-one basis or a cash payment equal to a volume weighted average market price of one share of Class A common stock for each LLC Interest redeemed (subject to customary adjustments, including for stock splits, stock dividends and reclassifications) in accordance with the terms of the SSE Holdings LLC Agreement.

(6)
In connection with this offering, we will issue 24,263,440 shares of Class B common stock to the Continuing SSE Equity Owners, on a one-to-one basis with the number of LLC Interests they own, for nominal consideration. Holders of Class B common stock will have the same voting rights as holders of Class A common stock but holders of the Class B common stock will not be entitled to receive any distributions from or participate in any dividends declared by our board of directors.

(7)
This adjustment represents the total increase in compensation expense we expect to incur following the completion of this offering as a result of the following:

•
$9.5 million of compensation expense to be recognized in connection with the settlement of the outstanding awards held by the Former UAR Plan Participants. As described in "The Transactions," the Former UAR Plan Participants will receive shares of Class A common stock in settlement of their awards under the UAR Plan, net of employee withholding taxes of $3.3 million which have been recognized in accrued wages and related liabilities. Upon the occurrence of a qualifying transaction, each holder of an award under the UAR Plan will receive shares of Class A common stock. The related compensation expense is determined by multiplying (i) the excess, if any, of the qualifying transaction price over the base price of the award under the UAR Plan, by (ii) the stated number of Class B units deemed covered by the award under the UAR Plan. As of September 24, 2014, there were 22,214 awards outstanding under the UAR Plan, with a weighted average base price of $192.44. The adjustment was calculated assuming an initial public offering price of $18.00 per share (the midpoint of the price range set forth on the cover page of this prospectus), resulting in a qualifying transaction price of $529.7 million, which was divided by the total common units outstanding as of January 27, 2015 of 863,077, resulting in a price per unit of $613.77; and

•
$0.6 million of compensation expense to be recognized in connection with the accelerated vesting of the outstanding restricted Class B Units in connection with this offering.

These adjustments are non-recurring in nature and, as such, have not been included as adjustments in the unaudited pro forma consolidated statements of operations.

 Shake Shack Inc. and Subsidiaries
Unaudited Pro Forma Consolidated Statement of Operations for the
Year Ended December 25, 2013

(in thousands, except per share data)	Historical SSE Holdings, LLC(1)	Transaction Adjustments	As Adjusted Before Offering	Offering Adjustments		Pro Forma Shake Shack Inc.
Revenues
Shack sales	$78,587	$—	$78,587	$—		$78,587
Licensing revenue	3,869	—	3,869	—		3,869

Total revenue	82,456	—	82,456	—		82,456
Expenses
Operating expenses:
Food and paper costs	23,865	—	23,865	—		23,865
Labor and related expenses	20,096	—	20,096	—		20,096
Other operating expenses	7,315	—	7,315	—		7,315
Occupancy and related expenses	6,892	—	6,892	—		6,892
General and administrative expenses	12,453	—	12,453	4,133	(2)	16,586
Depreciation expense	3,541	—	3,541	—		3,541
Pre-opening costs	2,334	—	2,334	—		2,334
Loss on disposal of property and equipment	25	—	25	—		25

Total expenses	76,521	—	76,521	4,133		80,654

Income from operations	5,935	—	5,935	(4,133)		1,802
Interest expense, net	52	—	52	—	(6)	52	(6)

Income before income taxes	5,883	—	5,883	(4,133)		1,750
Income tax expense	460	333 (3)	793	(557)	(3)	236

Net income	$5,423	$(333)	$5,090	$(3,576)		$1,514

Net income attributable to non-controlling interests	—	—	—	1,034	(4)	1,034

Net income attributable to Shake Shack Inc.	$5,423	$(333)	$5,090	$(4,610)		$480

Pro forma net income per share data(5):
Weighted-average shares of Class A common stock outstanding
Basic						11,237
Diluted						35,500
Net income available to Class A common stock per share
Basic						$0.04
Diluted						$0.04
Supplemental pro forma net income per share data(7):
Weighted-average shares of Class A common stock outstanding
Basic						1,203
Diluted						1,203
Net income available to Class A common stock per share
Basic						$4.51
Diluted						$4.51

See accompanying Notes to Unaudited Pro Forma Consolidated Statements of Operations.

 Shake Shack Inc. and Subsidiaries
Unaudited Pro Forma Consolidated Statement of Operations for the
Thirty-Nine Weeks Ended September 24, 2014

(in thousands, except per share data)	Historical SSE Holdings, LLC(1)	Transaction Adjustments		As Adjusted Before Offering	Offering Adjustments		Pro Forma Shake Shack Inc.
Revenues
Shack sales	$78,988	$—		$78,988	$—		$78,988
Licensing revenue	4,770	—		4,770	—		4,770

Total revenue	83,758	—		83,758	—		83,758
Expenses
Operating expenses:
Food and paper costs	24,248	—		24,248	—		24,248
Labor and related expenses	20,605	—		20,605	—		20,605
Other operating expenses	7,866	—		7,866	—		7,866
Occupancy and related expenses	6,794	—		6,794	—		6,794
General and administrative expenses	12,192	—		12,192	3,100	(2)	15,292
Depreciation expense	4,067	—		4,067	—		4,067
Pre-opening costs	3,828	—		3,828	—		3,828
Loss on disposal of property and equipment	28	—		28	—		28

Total expenses	79,628	—		79,628	3,100		82,728

Income from operations	4,130	—		4,130	(3,100)		1,030
Interest expense, net	219	(5	)(6)	214	—	(6)	214	(6)

Income before income taxes	3,911	5		3,916	(3,100)		816
Income tax expense	366	153	(3)	519	(411)	(3)	108

Net income	$3,545	$(148)		$3,397	$(2,689)		$708

Net income attributable to non-controlling interests	—	—		—	484	(4)	484

Net income attributable to Shake Shack Inc.	$3,545	$(148)		$3,397	$(3,173)		$224

Pro forma net income per share data(5):
Weighted-average shares of Class A common stock outstanding
Basic							11,237
Diluted							35,500
Net income available to Class A common stock per share
Basic							$0.02
Diluted							$0.02
Supplemental pro forma net income per share data(7):
Weighted-average shares of Class A common stock outstanding
Basic							1,252
Diluted							1,252
Net income available to Class A common stock per share
Basic							$2.83
Diluted							$2.83

See accompanying Notes to Unaudited Pro Forma Consolidated Statements of Operations.

 Shake Shack Inc. and Subsidiaries
Notes to Unaudited Pro Forma Consolidated Statements of Operations

(1)
Shake Shack Inc. was formed on September 23, 2014 and will have no material assets or results of operations until the completion of this offering and therefore its historical financial position is not shown in a separate column in these unaudited pro forma consolidated statements of operations.

(2)
This adjustment represents the increase in compensation expense we expect to incur following the completion of this offering. We expect to grant 2,676,102 stock options to our directors and certain employees in connection with this offering. This amount was calculated assuming the stock options were granted on December 27, 2012 at an exercise price equal to $18.00 per share, the assumed initial public offering price. The grant date fair value was determined using the Black-Scholes valuation model using the following assumptions:

Expected volatility	35.37%
Expected dividend yield	—%
Expected term (in years)	7.5
Risk-free interest rate	2.31%
(3)
SSE Holdings has been, and will continue to be, treated as a partnership for U.S. federal and state income tax purposes. As such, income generated by SSE Holdings will flow through to its partners, including us, and is generally not subject to tax at the SSE Holdings level. Following the Transactions, we will be subject to U.S. federal income taxes, in addition to state, local and foreign income taxes with respect to our allocable share of any taxable income of SSE Holdings. As a result, the unaudited pro forma consolidated statements of operations reflect adjustments to our income tax expense to reflect an effective income tax rate of 13.5% and 13.3% for the fiscal year ended December 25, 2013 and the thirty-nine weeks ended September 24, 2014, respectively, which were calculated assuming the U.S. federal rates currently in effect and the highest statutory rates apportioned to each applicable state, local and foreign jurisdiction.

(4)
Upon completion of the Transactions, Shake Shack Inc. will become the sole managing member of SSE Holdings. Although we will have a minority economic interest in SSE Holdings, we will have the sole voting interest in, and control the management of, SSE Holdings. As a result, we will consolidate the financial results of SSE Holdings and will report a non-controlling interest related to the LLC Interests held by the Continuing SSE Equity Owners on our consolidated statements of operations. Following this offering, assuming the underwriters do not exercise their option to purchase additional shares of Class A common stock, Shake Shack Inc. will own 31.7% of the economic interest of SSE Holdings and the Continuing SSE Equity Owners will own the remaining 68.3% of the economic interest of SSE Holdings. Net income attributable to non-controlling interests will represent 68.3% of the income before income taxes of Shake Shack. These amounts have been determined based on the assumption that the underwriters' option to purchase 750,000 additional shares of our Class A common stock is not exercised. If the underwriters exercise their option to purchase additional shares of our Class A common stock in full, Shake Shack Inc. will own 33.1% of the economic interest of SSE Holdings and the Continuing SSE Equity Owners will own the remaining 66.9% of the economic interest of SSE Holdings and net income attributable to non-controlling interests would represent 66.9% of the income before income taxes of Shake Shack.

(5)
Pro forma basic net income per share is computed by dividing the net income available to Class A common stockholders by the weighted-average shares of Class A common stock outstanding during the period. Pro forma diluted net income per share is computed by adjusting the net income available to Class A common stockholders and the weighted-average shares of Class A common stock outstanding to give effect to potentially dilutive securities. Shares of our Class B common stock are not entitled to receive any distributions or dividends and are therefore not included in the computation of pro forma basic or diluted net income per share. The following table sets forth a reconciliation of the numerators and denominators used to compute pro forma basic and diluted net income per share.

	Pro Forma Shake Shack Inc.
(in thousands, except per share amounts)	Fiscal year ended December 25, 2013	Thirty-nine weeks ended September 24, 2014
Basic net income per share:
Numerator
Net income	$1,514	$708
Less: Net income attributable to non-controlling interests	(1,034)	(484)

Net income attributable to Class A common stockholders—basic	$480	$224

Denominator
Shares of Class A common stock held by the Former SSE Equity Owners	5,895	5,895
Shares of Class A common stock held by the Former UAR Plan Participants	342	342
Shares of Class A common stock sold in this offering(a)	5,000	5,000

Weighted-average shares of Class A common stock outstanding—basic	11,237	11,237

Basic net income per share	$0.04	$0.02

Diluted net income per share:
Numerator
Net income available to Class A common stockholders	$480	$224
Reallocation of net income assuming conversion of LLC Interests(b)	1,034	484

Net income attributable to Class A common stockholders—diluted	$1,514	$708

Denominator
Weighted-average shares of Class A common stock outstanding—basic	11,237	11,237
Weighted-average effect of dilutive securities(c):
Assumed conversion of LLC Interests to shares of Class A common stock(b)	24,263	24,263

Weighted-average shares of Class A common stock outstanding—diluted	35,500	35,500

Diluted net income per share	$0.04	$0.02

(a)
We plan to use a portion of the net proceeds from this offering to repay outstanding borrowings under our Revolving Credit Facility of approximately $36.0 million, including approximately $21.9 million of borrowings used to pay the distribution to certain of the Original SSE Equity Owners. The following table sets forth the number of weighted-average shares of Class A common stock whose proceeds will be used for the purposes mentioned above and to pay the additional distribution and for general corporate purposes.

Repayment of the outstanding borrowings under the Revolving Credit Facility used for:

The distribution to certain of the Original SSE Equity Owners	1,214
Other revolver borrowings	786
Additional distribution and general corporate purposes	2,483

Subtotal	4,483
Underwriting discounts and commissions and expenses	517

Shares of Class A common stock sold in this offering	5,000

(b)
The LLC Interests held by the Continuing SSE Equity Owners are potentially dilutive securities and the computations of pro forma diluted net income per share assume that all LLC interests were exchanged for shares of Class A common stock at the beginning of the period. This adjustment was made for purposes of calculating pro forma diluted net income per share only and does not necessarily reflect the amount of exchanges that may occur subsequent to this offering.

(c)
We expect to grant 2,676,102 stock options to our directors and certain employees in connection with this offering, at an exercise price equal to the initial public offering price. Under the treasury stock method, assuming the stock options were granted at the beginning of the period at an exercise price equal to $18.00 per share (the assumed initial public offering price), the effect of these stock options is anti-dilutive and has therefore been excluded from the computations of pro forma diluted net income per share.
(6)
As described in "Use of Proceeds," we plan to repay the outstanding borrowings under our Revolving Credit Facility with the net proceeds from this offering. As of December 25, 2013, there were no amounts outstanding under the Revolving Credit Facility. Additionally, there were no borrowings under the Revolving Credit Facility during the fiscal year ended December 25, 2013. As such, no interest expense was incurred and no adjustment has been made to the unaudited pro forma consolidated statement of operations for the fiscal year ended December 25, 2013. As of September 24, 2014, there were $5.0 million of borrowings under the Revolving Credit Facility. This adjustment reflects a reduction in interest expense of $0.01 million, computed at a weighted-average interest rate of 3.2%, as if the outstanding borrowings had been repaid on December 27, 2012. We estimate that the outstanding borrowings under the Revolving Credit Facility immediately prior to the closing of this offering will be approximately $36.0 million, including approximately $21.9 million of borrowings used to pay the distribution to certain of the Original SSE Equity Owners. These borrowings bear interest at a weighted-average rate of 3.3% and we expect to incur additional interest expense in the amount of $0.1 million from September 25, 2014 through the closing of this offering.

Additionally, in connection with this offering, we anticipate that SSE Holdings will enter into an amendment to the Revolving Credit Facility, which we refer to as the "New Credit Facility." The New Credit Facility is expected to provide for a revolving line of credit of $20.0 million. The New Credit Facility is expected to allow for incremental commitments not to exceed $30.0 million. We anticipate that borrowings under the New Credit Facility will bear interest, at our option, at either the prime rate or LIBOR plus, in each case, an applicable margin determined according to a grid based on a net funded debt to Adjusted EBITDA ratio. We anticipate that the New Credit Facility will mature and all amounts outstanding will be due and payable five years from the effective date of the New Credit Facility. Assuming the New Credit Facility was in place as of December 27, 2012, interest expense for the thirty-nine weeks ended September 24, 2014 would have been $0.004 million.

(7)
On December 30, 2014, SSE Holdings paid a distribution in the amount of approximately $21.9 million to certain of the Original SSE Equity Owners. The distribution was funded with borrowings under our Revolving Credit Facility, which will be repaid with a portion of the proceeds from this offering. Distributions declared in the year preceding an initial public offering are deemed to be in contemplation of the offering with the intention of repayment out of offering proceeds to the extent that the dividends exceeded earnings during such period. This distribution, along with the $5.2 million distribution made during the thirty-nine weeks ended September 24, 2014, are significant relative to the reported equity as of September 24, 2014 and are in excess of our earnings of $5.4 million and $4.5 million for the twelve-month periods ended December 25, 2013 and September 24, 2014, respectively. Earnings for the twelve-month period ended September 24, 2014 is comprised of (i) net income for the thirty-nine weeks ended September 24, 2014 of $3.5 million and (ii) net income for the thirteen weeks ended December 25, 2013 of $1.0 million. The supplemental pro forma information has been computed, assuming an initial public offering price of $18.00 per share (the midpoint of the price range set forth on the cover page of this prospectus), to give effect to the number of shares whose proceeds would be necessary to pay (i) the distribution to certain of the Original SSE Equity Owners and (ii) the $5.2 million distribution made during the thirty-nine weeks ended September 24, 2014, but only to the extent the aggregate amount of these distributions exceeded our earnings for the preceding twelve-month period. The computations of the supplemental pro forma weighted average shares outstanding and net income per share are set forth below.

(in thousands, except per share amounts)	Fiscal year ended December 25, 2013	Thirty-nine weeks ended September 24, 2014
Basic and diluted supplemental pro forma net income per share:
Numerator
Net income	$5,423	$3,545

Denominator
The distribution to certain of the Original SSE Equity Owners	$21,851	$21,851
Distributions made during the thirty-nine weeks ended September 24, 2014	5,219	5,219
Less: Earnings for the preceding twelve-month period	(5,423)	(4,542)

Excess of distributions over earnings	21,647	22,528
Divided by: Assumed initial public offering price	$18.00	$18.00

Number of shares whose proceeds would be necessary to pay the distributions	1,203	1,252

Basic and diluted pro forma net income per share	$4.51	$2.83

  As SSE Holdings has no potentially dilutive securities, the supplemental pro forma basic and diluted net income per share amounts are the same.

  The supplemental pro forma weighted average shares outstanding and net income per share amounts have been computed assuming there will be no additional distribution in the event the gross proceeds from the offering exceed $80.0 million (including as a result of the exercise by the underwriters of their option to purchase additional shares of Class A common stock). If the underwriters exercise their option to purchase additional shares of our Class A common stock, we will pay an additional distribution and the supplemental pro forma weighted average shares outstanding would be 1,559 and 1,608 and supplemental pro forma net income per share would be $3.48 and $2.20 for the fiscal year ended December 25, 2013 and thirty-nine weeks ended September 24, 2014, respectively.

 ANNEX IV

PRINCIPAL STOCKHOLDERS

        The following table sets forth information with respect to the beneficial ownership of our Class A common stock and Class B common stock, after the consummation of the Transactions, including this offering, for:

  •
  each person known by us to beneficially own more than 5% of our Class A common stock or our Class B common stock;

  •
  each of our directors;

  •
  each of our named executive officers; and

  •
  all of our executive officers and directors as a group.

        As described in "The Transactions" and "Certain Relationships and Related Party Transactions," each Continuing SSE Equity Owner will be entitled to have their LLC Interests redeemed for Class A common stock on a one-for-one basis, or, at the option of Shake Shack, cash equal to the market value of the applicable number of our shares of Class A common stock. In addition, at Shake Shack's election, Shake Shack may effect a direct exchange of such Class A common stock or such cash for such LLC Interests. In connection with this offering, we will issue to each Continuing SSE Equity Owner for nominal consideration one share of Class B common stock for each LLC Interest it owns. As a result, the number of shares of Class B common stock listed in the table below correlates to the number of LLC Interests each such Continuing SSE Equity Owner will own immediately after this offering. See "The Transactions." Although the number of shares being offered hereby to the public and the total number of shares outstanding after the offering will remain fixed regardless of the initial public offering price in this offering, the shares of common stock held by the beneficial owners set forth in the table below after the consummation of the Transactions will vary, depending on the initial public offering price in this offering. The table below assumes the shares of Class A common stock are offered at $18.00 per share (the midpoint of the price range listed on the cover page of this prospectus). See "The Offering."

        The number of shares beneficially owned by each stockholder is determined under rules issued by the Securities and Exchange Commission and includes voting or investment power with respect to securities. Under these rules, beneficial ownership includes any shares as to which the individual or entity has sole or shared voting power or investment power. In computing the number of shares beneficially owned by an individual or entity and the percentage ownership of that person, shares of common stock subject to options, or other rights, including the redemption right described above, held by such person that are currently exercisable or will become exercisable within 60 days of the date of this prospectus, are considered outstanding, although these shares are not considered outstanding for purposes of computing the percentage ownership of any other person. Unless otherwise indicated, the address of all listed stockholders is c/o Shake Shack Inc.; 24 Union Square East, 5th Floor; New York, NY 10003. Each of the stockholders listed has sole voting and investment power with respect to the shares beneficially owned by the stockholder unless noted otherwise, subject to community property laws where applicable.

	Shares of Class A Common Stock Beneficially Owned		Shares of Class B Common Stock Beneficially Owned		Total Common Stock Beneficially Owned†
Name of beneficial owner	Number	Percentage	Number	Percentage	Percentage
5% Stockholders
Green Equity Investors VI, L.P., Green Equity Investors Side VI, L.P., and LGP Malted Coinvest LLC(1)(2)	3,427,883	30.5%	5,789,755	23.9%	26.0%
Daniel Meyer(2)	—	—	7,440,822	30.7%	21.0%
SEG Partners, L.P., SEG Partners II, L.P. and SEG Partners Offshore Master Fund, Ltd.(2)(3)	2,466,392	21.9%	1,897,596	7.8%	12.3%
ACG Shack LLC(2)(4)	—	—	2,162,581	8.9%	6.1%
Jeff Flug(2)	—	—	1,746,650	7.2%	4.9%
Named Executive Officers and Directors
Randy Garutti	—	—	968,233	4.0%	2.7%
Jeff Uttz	—	—	180,486	* %	* %
Peggy Rubenzer(5)	23,681	* %	—	* %	* %
Evan Guillemin	—	—	—	—	—
Jenna Lyons	—	—	—	—	—
Jonathan D. Sokoloff(1)	3,427,883	30.5%	5,789,755	23.9%	26.0%
Robert Vivian	—	—	67,549	* %	* %
All directors, director designees and executive officers as a group (nine persons)	3,451,564	30.7%	16,193,495	66.7%	55.3%

†
Assumes no exercise by the underwriters of their option to purchase additional shares of Class A common stock.

*
Represents beneficial ownership of less than 1%.

(1)
Voting and investment power with respect to the shares of our common stock held by Green Equity Investors VI, L.P. and Green Equity Investors Side VI, L.P. (collectively, the "Green Funds") and LGP Malted Coinvest LLC ("Malted"), may be deemed to be shared by certain affiliated entities. GEI Capital VI, LLC ("GEIC"), is the general partner of the Green Funds. Green VI Holdings, LLC ("Holdings") is a limited partner of the Green Funds. Leonard Green & Partners, L.P. ("LGP") is the management company of the Green Funds and Holdings. Peridot LLC ("Peridot"), an affiliate of LGP, is the Manager of Malted. Each of the Green Funds, Holdings, Malted, LGP, and Peridot disclaims such shared beneficial ownership of our common stock. Jonathan D. Sokoloff may also be deemed to share voting and investment power with respect to such shares due to his position with LGP and Peridot, and he disclaims beneficial ownership of such shares. Each of Messrs. John G. Danhakl, Peter J. Nolan, Jonathan D. Sokoloff, Jonathan A. Seiffer, John M. Baumer, Timothy J. Flynn, James D. Halper, Todd M. Purdy, Michael S. Solomon, and W. Christian McCollum either directly (whether through ownership interest or position) or indirectly, through one or more intermediaries, may be deemed to control GEIC, LGP and Peridot. As such, these individuals may be deemed to have shared voting and investment power with respect to all shares beneficially owned by Green Funds, Holdings, Malted, LGP, and Peridot. These individuals each disclaim beneficial ownership of the securities held by Green Funds, Holdings, Malted, LGP, and Peridot. Each of the foregoing individual's address is c/o Leonard Green & Partners, L.P., 11111 Santa Monica Boulevard, Suite 2000, Los Angeles, California 90025.

(2)
As discussed in "Certain Relationships and Related Party Transactions—Stockholders Agreement," prior to the closing of this offering, the members of the Voting Group intend to enter into a Stockholders Agreement with us, pursuant to which the Voting Group will agree to vote their shares of Class A common stock and Class B common stock in favor of the election of the nominees of certain members of the Voting Group to our board of directors upon their nomination by the nominating and corporate governance committee of our board of directors.

(3)
Select Equity Group, L.P. ("Select Equity"), a limited partnership controlled by George S. Loening, has the power to vote or direct the vote of, and dispose or direct the disposition of, the shares beneficially owned by SEG Partners L.P., SEG Partners II, L.P. and SEG Partners Offshore Master Fund, Ltd. Select Equity is an investment adviser and possesses sole power to vote or direct the vote of, and dispose or direct the disposition of, 4,363,988 shares. George S. Loening is a control person and possesses sole power to vote or direct the vote of, and dispose or direct the disposition of, 4,363,988 shares. The address for Select Equity is Select Equity Group, L.P., 380 Lafayette Street New York, New York 10003.

(4)
ACG Shack LLC is managed by Alliance Consumer Growth LLC, the investment manager for Alliance Consumer Growth Fund, LP. Each of Josh Goldin, Julian Steinberg and Trevor Nelson may be deemed to control Alliance Consumer Growth LLC. As such, these individuals may be deemed to have shared voting and investment power with respect to all shares beneficially owned by ACG Shack LLC. The address for each of ACG Shake Shack LLC, Alliance Consumer Growth LLC and Alliance Consumer Growth Fund, LP. is c/o Alliance Consumer Growth LLC 655 Madison Avenue, 20th Floor New York, New York 10065.

(5)
Ms. Rubenzer currently holds 1,501 unit appreciation rights which are expected to be settled in exchange for 23,681 shares of Class A common stock within 10 days following the offering.

QuickLinks

  ANNEX I
CAPITALIZATION
  ANNEX II
DILUTION
  ANNEX III
UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL INFORMATION
Shake Shack Inc. and Subsidiaries Unaudited Pro Forma Consolidated Balance Sheet as of September 24, 2014
Shake Shack Inc. and Subsidiaries Notes to Unaudited Pro Forma Consolidated Balance Sheet
Shake Shack Inc. and Subsidiaries Unaudited Pro Forma Consolidated Statement of Operations for the Year Ended December 25, 2013
Shake Shack Inc. and Subsidiaries Unaudited Pro Forma Consolidated Statement of Operations for the Thirty-Nine Weeks Ended September 24, 2014
Shake Shack Inc. and Subsidiaries Notes to Unaudited Pro Forma Consolidated Statements of Operations
  ANNEX IV
PRINCIPAL STOCKHOLDERS